

March 7, 2013

<u>Via E-mail</u>
Jeanne Lazar
Chief Accounting Officer
MPG Office Trust, Inc.
355 South Grand Avenue
Suite 3300
Los Angeles, CA 90071

      Re: MPG Office Trust, Inc.
             Form 10-K
             Filed March 15, 2012
             File No. 001-31717

Dear Ms. Lazar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Robert F. Telewicz Jr.

             Robert F. Telewicz Jr.
             Senior Staff Accountant